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SEC FILE NUMBER
8 - 50618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FAMILY MANAGEMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 MADISON AVENUE, 14TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

RECEIVED FEB 26 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREA TESSLER (212) 872-9620
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

OATH OR AFFIRMATION

I, DANIEL BRUK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY MANAGEMENT SECURITIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN B. CALABRO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA6002828
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES 2/17/06

Notary Public

Signature

CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FAMILY MANAGEMENT SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

FAMILY MANAGEMENT SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

FAMILY MANAGEMENT SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members' of
Family Management Securities, LLC:

We have audited the accompanying statement of financial condition of Family Management Securities, LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Management Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
January 23, 2003

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Receivable from clearing broker	$ 174,510
Prepaid expenses	7,851
Loan receivables	7,896
Other investments	20,109
TOTAL ASSETS	$ 210,366

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Cash overdraft	$ 3,968
Accrued expenses and other liabilities	44,258
TOTAL LIABILITIES	48,226
MEMBERS' CAPITAL:	
Members' capital	162,140
TOTAL MEMBERS' CAPITAL	162,140
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 210,366

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$ 1,440,367
12(b)-1 fees and dealer concessions	209,769
Interest income	2,600
Other income	12,024
TOTAL REVENUES	1,664,760
EXPENSES:	
Administrative services and rent	1,220,000
Clearance fees	247,403
Professional fees	39,479
Insurance	34,004
Commissions	161,531
Other expenses	46,134
TOTAL EXPENSES	1,748,551
Loss before provision for income taxes	(83,791)
Provision for income taxes	(1,525)
NET LOSS	$ (85,316)

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' Capital - January 1, 2002	$ 247,456
Member Contributions	-0-
Less: Net Loss	(85,316)
Member Withdrawals	-0-
Members' Capital - December 31, 2002	$ 162,140

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss		$ (85,316)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in loan receivables	(7,896)	
Increase in prepaid expenses	(7,851)	
Decrease in receivable from clearing broker	40,945	
Increase in accrued expenses and other liabilities	38,697	
Total adjustments		63,895
Net cash used by operating activities		(21,421)
NET DECREASE IN CASH		(21,421)
Cash at January 1,2002		21,421
Cash at December 31,2002		$ -

Supplementary disclosure of cash flow information:

Cash paid during the year for income taxes	$ 1,525

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
NOTES TO THE FINACIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Family Management Securities, LLC (the "Company") is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to a clearing broker. The Company was formed on April 27, 1998 and pursuant to an Agreement and Plan of Merger authorized on December 23, 1998, the broker-dealer operations of Family Management Securities Corporation (a similarly owned entity) were merged in to the Company effective January 1, 1999 at which time operations commenced.

1. Commission revenues and expenses are recorded on a trade date basis.

2. The Company is qualified as a Limited Liability Company ("LLC") for income tax purposes; accordingly, income earned is subject to tax on the members income tax returns. The Company is subject to the New York City Unincorporated Business Tax.

3. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2002, the Company's net capital and excess net capital were $120,404 and $70,404, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Family Management Corporation ("FMC"), a related company, whereby FMC provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the company pays FMC a monthly administrative fee. For the year ended December 31, 2002, the Company reimbursed FMC a total of $1,220,000.

NOTE 4 CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

SUPPLEMENTAL INFORMATION

FAMILY MANAGEMENT SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Credits:	
Total Members' capital	$ 162,140
TOTAL CREDITS	162,140
Debits:	
Non Allowable Assets	(37,736)
Net Capital Before Haircuts	124,404
Less: Haircuts	(4,000)
NET CAPITAL	120,404
Minimum Net Capital Requirement	50,000
EXCESS NET CAPITAL	$ 70,404

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

FAMILY MANAGEMENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members' of
Family Management Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Family Management Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Family Management Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio + Associates LLP

New York, New York
January 23, 2003